Exhibit 21.1

List of GreenHunter Energy, Inc. Subsidiaries

1.	GreenHunter Renewable Power, LLC – a Delaware limited liability company

2.	GreenHunter Mesquite Lake, LLC – a Delaware limited liability company

3.	GreenHunter Wind Energy, LLC, a Wyoming limited liability company

4.	GreenHunter Water, LLC – a Texas limited liability company

5.	Ritchie Hunter Water Disposal, LLC – a Delaware limited liability company

6.	Hunter Hauling, LLC – a Texas limited liability company

7.	Hunter Disposal, LLC – a Delaware limited liability company